SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 2, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 2, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

2 April 2012

Smith & Nephew plc (the "Company") announces that it has today received notification of the following transaction by a person discharging managerial responsibilities ("PDMR").

Name of director/PDMR:	Olivier Bohuon
Share Award:	Restricted Share Award
Number of ordinary shares vested:	66,667
No. of ordinary shares disposed:	29,992 (ii)
Total holding of ordinary shares following notification:	36,675

Notes

i)	The award was granted on 1 April 2011. One third of the award vested on 1 April 2012, a further third will vest on 1 April 2013 and the final third will vest on 1 April 2014.

ii)	These shares were sold to settle the income tax liability which arose on vesting. The market value of the shares acquired and sold on 2 April 2012 was 633.5001p per share.

iii)	The transactions took place in London, UK.

iv)	The total percentage holding following notification is less than 0.1%.

v)	This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646